THE GABELLI PREFERRED & INCOME TRUST

THE GABELLI DIVIDEND & INCOME TRUST

One Corporate Center

Rye, New York 10580-1422

August 15, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Gabelli Preferred & Income Trust and The Gabelli Dividend & Income Trust – Request for Withdrawal of Registraion Statement on Form N-14 (File No. 333-289450)

Ladies and Gentlemen:

The Gabelli Preferred & Income Trust (“Preferred Trust”) and The Gabelli Dividend & Income Trust (“Dividend Trust” and, together with Preferred Trust, the “Funds”) hereby requests the withdrawal of the Registration Statement on Form N-14 (File No. 333-289450), together with all exhibits filed therewith, filed on August 8, 2025 (Accession No. 0001829126-25-006008) (the “Registration Statement”).

The Registration Statement was inadvertently filed as a Form N-14 instead of Form N-14-8C.

Preferred Trust intends to promptly re-file the Registration Statement as Form N-14-8C.

The Registration Statement was not declared effective and no securities have been issued or sold in connection with the Registration Statement.

Sincerely,

THE GABELLI PREFERRED & INCOME TRUST
THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ John C. Ball
John C. Ball
President and Treasurer